Exhibit (a)(5)(ii)

FOR IMMEDIATE RELEASE ATTENTION: BUSINESS/FINANCIAL EDITORS MEDIA CONTACT: KRISTYNA MUNOZ (312) 917-8343 KRISTYNA.MUNOZ@NUVEEN.COM

Nuveen Closed-End Fund Announces Commencement of Tender Offer

CHICAGO, April 6, 2015—Nuveen Investments, a leading global provider of investment services to institutions as well as individual investors, today announced that Diversified Real Asset Income Fund (NYSE: DRA), a closed-end fund, commenced a tender offer.

As previously announced, the fund will purchase up to 10 percent of its outstanding common shares for cash at a price per share equal to 99 percent of the net asset value per share determined on the date the tender offer expires. The tender offer will expire on May 8, 2015 at 5:00 p.m. Eastern time, or on such later date to which the offer is extended.

Additional terms and conditions of the tender offer are set forth in the fund’s tender offer materials, which will be distributed to shareholders. If the amount of the fund’s outstanding common shares that is tendered exceeds the maximum amount of its offer, the fund will purchase shares from tendering shareholders on a pro rata basis. Accordingly, there is no assurance that the fund will purchase all of a shareholder’s tendered shares.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the fund. The tender offer will be made only by an offer to purchase, a related letter of transmittal and other documents, which have been filed with the Securities and Exchange Commission as exhibits to a tender offer statement on Schedule TO. Common shareholders of the fund should read the offer to purchase and tender offer statement on Schedule TO and related exhibits as they contain important information about the tender offer. The offer to purchase and related letter of transmittal are available free of charge at http://www.sec.gov and from the fund by calling Georgeson, Inc., the fund’s information agent for the tender offer, at: (888) 660-8331.

Nuveen Investments provides high-quality investment services designed to help secure the long-term goals of institutional and individual investors as well as the consultants and financial advisors who serve them. Nuveen Investments markets a wide range of specialized investment solutions which provide investors access to capabilities of its high-quality boutique investment affiliates—Nuveen Asset Management, LLC, Symphony Asset Management LLC, NWQ Investment Management Company, LLC, Santa Barbara Asset Management, LLC, Tradewinds Global Investors, LLC, Winslow Capital Management, LLC and Gresham Investment Management LLC, all of which are registered investment advisers and subsidiaries of Nuveen Investments, Inc. The fund is distributed by Nuveen Securities, LLC, a subsidiary of Nuveen Investments, Inc. Nuveen Investments operates as a separate subsidiary within TIAA-CREF, which is a leading provider of retirement and financial services in the academic, research, medical and cultural fields. In total, Nuveen Investments managed approximately $230 billion as of December 31, 2014. For more information, please visit the Nuveen Investments website at www.nuveen.com.

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